MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JANUARY 31, 2025 PREPARED AS OF MARCH 26, 2025.

NOTICE TO READER

The Management's Discussion and Analysis ("MD&A") report for Micromem Technologies Inc. for the three months ended January 31, 2025, as attached, is dated as of March 26, 2025, consistent with the date of the Independent Registered Public Accounting Firm report and with the original 52-109 CEO and CFO certification filings related thereto.

/s/ Dan Amadori	/s/ Joseph Fuda
Dan Amadori, CFO	Joseph Fuda, CEO
March 26, 2025.	March 26, 2025.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JANUARY 31, 2025 PREPARED AS OF MARCH 26, 2025.

INTRODUCTION

The following sets out the Management's Discussion and Analysis ("MD&A") of the financial position and result of operations for the three months ended January 31, 2025, of Micromem Technologies Inc. (the "Company", "Micromem" or "we"). The MD&A should be read in conjunction with the Company's audited consolidated financial statements and accompanying notes for the fiscal years ending October 31, 2024 and 2023, which are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Additional information regarding the Company is available on the SEDAR website at www.sedar.com.

The Company's shares are traded on the OTCQB under the symbol MMTIF and on the Canadian Securities Exchange ("CSE") under the symbol MRM. In November 2007, the Company incorporated Micromem Applied Sensor Technologies Inc. ("MAST") for the purpose of moving forward with the planned commercialization of its technology.

Certain information provided by the Company in this MD&A and in other documents publicly filed throughout the year that are not recitation of historical facts may constitute forward-looking statements. The words "may", "would", "could", "will", "likely", "estimate", "believe", "expect", "forecast" and similar expressions are intended to identify forward-looking statements.

Readers are cautioned that such statements are only predictions, and the actual events or results may differ materially. In evaluating such forward-looking statements, readers should specifically consider the various factors that could cause actual events or results to differ materially from those indicated by such forward-looking statements.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward-looking information within the meaning of applicable Canadian securities legislation ("forward looking statements"). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, potentials, future events or performance (often, but not always, using words or phrases such as "believes", "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", or "intends" or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken or achieved) are not statements of historical fact, but are "forward-looking statements". Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or developments in the Company's business or in its industry to differ materially from the anticipated results, performance, achievements, or developments expressed or implied by such forward-looking statements. Forward-looking statements include disclosure regarding possible events, conditions or results of operations that are based on assumptions about future conditions, courses of action and consequences. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions, or circumstances. The Company cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, the successful commercialization of our technology, comments about potential future revenues, joint development agreements and expectations of signed contracts with customers, etc. A number of inherent risks, uncertainties and factors affect the operations, performance and results of the Company and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks and uncertainties include the risk of not securing the required capital in future, the risks of not successfully concluding agreements with potential partners on a timely basis and the risks associated with commercializing and bringing to market our technology. These risks are affected by certain factors that are beyond the Company's control: the existence of present and possible future government regulation, competition that exists in the Company's business, uncertainty of revenues, markets and profitability, as well as those other factors discussed in this MD&A report. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements and reference should also be made to the Company's Annual Information Form (prepared and filed in the form of a Form 20-F Annual Report pursuant to The Securities Exchange Act of 1934) for a description of risk factors.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities law.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JANUARY 31, 2025 PREPARED AS OF MARCH 26, 2025.

TABLE OF CONTENTS:

1. OVERVIEW

2. BUSINESS DEVELOPMENTS IN QUARTER ENDING JANUARY 31, 2025

3. FINANCING

4. DISCUSSION OF OPERATING RESULTS

5. RISKS AND UNCERTAINTIES

6. GOING CONCERN

7. OTHER MATTERS

8. SUBSEQUENT EVENTS

MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JANUARY 31, 2025
PREPARED AS OF MARCH 26, 2025.

1. OVERVIEW

The Company has previously completed a successful interwell tracer program with Chevron, utilizing a technology application for interwell tracing in operating oil wells.  The technology was developed in conjunction with a Silicon Valley-based design and engineering group who developed the technology which is, hereinafter, referred to as ARTRA.  The testing of a prototype analyzer was completed in Lost Hills, California with Chevron in 2019-2020.  The Company and Chevron committed approximately $5 million to this initiative.  We met most recently with Chevron personnel in September 2024 in their Houston offices.  Chevron requested a "white paper" report on tracer technologies. Micromem engaged the research team at the University of Toronto in December 2024 to prepare this white paper report and the Company has recently submitted this report to Chevron.

Additionally, Micromem entered a new collaboration with the University of Toronto, Defence Research and Development Canada ("DRDC") and the Natural Sciences and Engineering Research Council of Canada ("NSERC"). The primary objectives and goals of this collaboration ("the Project") are to develop cutting-edge technology for military and industrial applications, specifically in the field of state-of-the-art biochemical sensors ("the Technology"). This program was initiated in 2023 at the University of Toronto and has, to date, made significant strides in advancing the Technology. NSERC is providing a portion of the funding for the Project.

Micromem will have an exclusive worldwide license to the intellectual property and any patents created through the Project, which is expected to have application for both military and commercial use. Notable progress to date includes the development of artificial intelligence and machine learning capabilities.

Micromem continues to pursue business opportunities in Romania.  It has been engaged in discussions with Romgaz, the state-controlled gas company in Romania for the past 21 months.  Under the Romgaz umbrella, the Company has also been pursuing discussions to complete multiple projects with Petrom, the state-controlled oil company and with Transelectrica, the major public utility and interconnection company in Romania.

Our ongoing discussions are with the University of Ploiesti who conducts all of the research and development efforts for oil and gas technology applications on behalf of the national energy companies in Romania.

The Company continues to raise capital for its ongoing operations; working capital continues to be constrained.  The Company's financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS").  Under IFRS Micromem reports our complex financial instruments (convertible debentures) with quarterly remeasurement of the debentures and the related derivative liabilities.  The result in such quarterly remeasurements is that the Company reports significant non-cash expenses in each quarter which have a material impact on our financial statement presentation.  This matter is more fully addressed in the body of this MD&A report.

Our litigation with Steve Van Fleet, a former officer of the Company, was resolved in our favour in 2021. The Company has been receiving monthly payments from Mr. Van Fleet as part of the settlement agreement that was struck; these monthly payments are scheduled to continue through September, 2027.

Micromem relocated their offices to smaller, less expensive premises in 2022.  The Company has four personnel managing the Company's operations including Joseph Fuda, our President & CEO and Dan Amadori, our Chief Financial Officer, both of whom are our named executives.

The Company held its Annual General Meeting of Shareholders on Monday, April 22, 2024 for the fiscal years through October 31, 2023.  At the meeting, the incumbent directors - Joseph Fuda, Alex Dey and Oliver Nepomuceno were reelected to our Board of Directors.

2. BUSINESS DEVELOPMENTS IN 2025:

University of Toronto and Department of National Defence:

The Company entered a Research Collaboration Agreement (the "Agreement") with the University of Toronto (UofT) and Department of National Defence (DND).  The Agreement is for the project, "Development of a Nanowire Field Effect Transistor Biochemical Sensor" (the "Project") led by Professor Ruda of the UofT.  The Project is aimed at the development of sensors for dual civilian and military use with the objective of developing miniaturized (portable), low-cost, efficient, and selective sensors based on InAs nanowires that can be deployed on both aqueous and gas-based platforms for a wide variety of analytes.  Upon completion of this Project, Micromem will have the means to construct their own measurement systems for the portable uses, including civilian applications such as detection of volatile organic carbons (VOCs). The Project is being funded by the Natural Sciences and Engineering Council of Canada ("NSERC") and Micromem.

Chevron:

We met most recently with Chevron in their Houston offices in September 2024.  Chevron continues to support our initiatives as we advance our project development efforts and requested a "white paper" report on the current state of tracer technology for measurement of multiple attributes in operating oil and gas wells. Micromem engaged in discussions with a Houston-based oil recovery company and with the research team at the University of Toronto.

The Company submitted the white paper report to Chevron titled "Sensors for Water Contamination Monitoring in Oil Wells and Flood Zones". The report was authored by Professor Harry E. Ruda of the University of Toronto, a distinguished academic in nanotechnology and materials science. The White Paper provides an overview of the existing technologies for measuring contamination in water and the surrounding atmosphere, particularly in flood zones. It explores solutions to address wastewater contamination, ultimately aiming to promote environmental remediation as well as discussing a range of sensor technologies that enable real-time monitoring of pollutants in both water and air, highlighting their potential value for commercial and municipal water management.  Our discussions with Chevron continue.

Romgaz:

As previously reported, a senior team of technical advisors has been enlisted by Romgaz to assist in the execution of our go forward workplan.  This development team includes representation from the University of Oil and Gas of Ploiesti in Romania ("the University").  This team is directed by Professor Dan Ioan Gheorghui, PhD. who serves as the President of the Romanian chapter of the World Energy Council.  The team also includes Professor Alin Dinita, PhD. who serves as the Head of Development Strategies and the Faculty of Mechanical and Electrical Engineering at the University of Ploiesti and Professor Alin Dinita, PhD. who serves as Pro-Dean of the Faculty of Electrical Engineering.  Micromem maintains a dialogue with these technical advisors enlisted by Romgaz in anticipation of moving forward with our go forward work plan.

The work plan developed more slowly than originally anticipated during 2024. The Company did receive a purchase order for the first two of the ARTRA units.  The first of these units has been built by our engineering subcontractor, Entanglement Technologies, and delivered to Toronto where it is currently held for shipment to Romania.  Micromem has received an initial payment of 50% of the total purchase price from Romgaz for the first unit and expects the balance of payment in the second quarter of 2025.

Micromem is now evaluating hardware enhancements for the initial unit received to make this unit fully functional for oil and gas well in field measurements. The Company continues to pursue the automated sampler system application with Chevron and with other industry participants including the lead engineer involved in the original sampler design and patent application. It is intended that the automated sampler will be integrated with the ARTRA unit for field installation on a natural gas well, advancing the development of the second configuration of the Unit as a well-mounted and fully automated unit, tailored specifically for gas wells.

Once the initial unit is sent to the University, it will be assessed and tested, and the Company expects the unit will be certified. Pending such certification, Micromem anticipates that it will receive additional orders for up to 20 more units for infield testing by Romgaz.

Micromem's goal is to complete this phase of development and product sales to Romgaz in the 2025 fiscal year.  If we are successful in doing so, we would thereafter partner with Romgaz in the full commercial rollout of this technology on a broader scale in Romania where the national energy companies operate an estimated 3,800 gas wells and 1,200 oil wells.

We have previously referenced the opportunities to work with the national energy companies in Romania to:

i. develop enhanced software analytics for gas and oil well operators, and,

ii. develop powerline monitoring solutions for the transmission and interconnection hardware in use in Romania's electrical grid.

These initiatives were not advanced during 2024 while the initial ARTRA program was underway.  These opportunities remain available; it is expected that we will develop initial plans for such undertakings during 2025.

Our relationship with the Toronto based engineering/product development group, as previously announced, remains intact and positive.  We held several technical meetings with this group in 2024; this group has taken delivery in Toronto of the first ARTRA unit that has been built by our engineering subcontractor, Entanglement Technologies.

3. FINANCING

In Q1 2025 the Company received gross proceeds of $100,535 from private placements and issued 5,100,000 common shares (2024: $112,673 and issued 2,400,000 common shares).

The Company issued 4,600,588 common shares relating to the conversion by debenture holders of their debentures totaling $118,410 during the year (2024: issued 3,780,426 common shares relating to conversion of debentures totaling $147,426).

The Company's convertible debt structure is complex with 3 broad categories of such debt: (i) $CDN denominated debt with fixed conversion prices; (ii) $US denominated debt with fixed conversion prices, and (iii) $US denominated debt with variable conversion prices.  The term of the debt in each instance is typically between 4 months and 12 months.  The Company has repaid certain convertible loans at maturity when due as requested by the debenture holder or converted the debenture into common shares at the request of the debenture holder or extended the term of the debenture through negotiations with the debenture holder - in this latter case, certain terms of the loan - interest rate and/or conversion price - have, in some instances, been adjusted as part of the extension.

Under IFRS reporting, such loans require quarterly remeasurements.  The application of the remeasurement methodology is very specific. This is more fully discussed in Section 4; in summary, there are several non-cash related income and expense charges that arise from such remeasurements.  We recorded the following non-cash charges in the quarter ending January 31, 2025 and 2024 none of which impact the Company's cash flows:

For the 3 months ended January 31	2025	2024	Change
Accretion expense	$73,880	$31,637	$42,243
Loss (gain) on revaluation of warrant liabilities	(177,668)	-	(177,668)
Loss on conversion of convertible debentures	-	10,345	(10,345)
Loss (gain) on revaluation of derivative liabilities	(295,618)	584,900	(880,518)
Loss (gain) on extinguishment/repayment of convertible debentures	(173,717)	386,125	(559,842)
Net expense (income)	$(573,123)	$1,013,007	$(1,586,130)

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JANUARY 31, 2025 PREPARED AS OF MARCH 26, 2025.

4.  DISCUSSION OF OPERATING RESULTS:

(a) Financial Position as at January 31, 2025:

	($US 000)
	January 31, 2025	October 31, 2024	January 31, 2024

Assets:
Cash	156	126	34
Prepaid expenses and other receivables	152	142	82
	308	268	116
Property and equipment	11	15	29
Total Assets	319	283	145

Liabilities:
Accounts payable and other liabilities	341	437	298
Current lease liability	7	12	18
Convertible debentures	3,822	3,853	3,764
Warrant liability	981	1,088
Derivative liability	1,086	1,571	2,032
	6,237	6,961	6,112
Long-term lease liability	-	-	8
Long-term loan	43	45	27
Total Liabilities	6,280	7,006	6,147

Shareholders' Deficit:
Share capital	92,002	91,678	90,722
Contributed surplus	27,079	27,288	24,877
Equity component of convertible debentures	906	697	3,221
Accumulated deficit	-	(126,386)	(124,822)
Total Shareholders' Deficit	(5,961)	(6,723)	(6,002)
	319	283	145

Commentary:

1. The Company's working capital deficiency is $5,928,525 on January 31, 2025 (2024: deficiency of $5,995,773).

2. The Company continued to secure additional financing in 2025 through convertible debentures and also through the exercise of warrants. Given the terms of the convertible debentures, the Company has measured, as appropriate, the prescribed accounting treatment for these convertible debentures and the related derivatives.  These loans were typically of a short-term nature and, in many cases, renewed on multiple occasions; the related financial reporting has become progressively more complex.

The balance reported as convertible debentures at January 31, 2025, is $3,822,061 (2024: $3,725,348) and the related derivative liability balance is $1,088,588 (2024: $2,031,898). The Company reports accretion expense on these debentures of $73,880 (2024: $31,637), a loss on the conversion of convertible debentures to share capital of $nil (2024: $10,345), a gain on the revaluation of the underlying derivative liabilities of $295,618 (2024: loss of $584,900) and a gain on extinguishment/repayment of convertible debentures of $173,717 (2024: loss of $386,125). Management generally employs a Black Scholes valuation model although, for certain of the loan transactions contracted for, it uses a binomial measurement model.

Management acknowledges that the cost of financing to the Company is significant; interest on the convertible debentures is substantial. In 2025 we reported $149,710 of interest expense on convertible debt obligations for the 3 months ended January 31, 2025 (2024: $140,408).

During the quarter ended January 31, 2025, the Company secured funding from various sources, the significant components include:

	2025	2024

Exercise of warrants	$108,325	$-
Private placements of shares for cash consideration	$100,535	$112,673
Bridge loan financing	$118,410	$147,426

	$327,270	$260,099

Operating Results:

The following table summarizes the Company's operating results for the quarter ended January 31, 2025 and 2024:

	Quarter Ended January 31
	2025	2024
	($000)	($000)
Administration	30	31
Professional fees and salaries	71	117
Stock-based compensation	-	7
Travel and entertainment	5	7
Depreciation of property and equipment	4	4
Foreign exchange loss (gain)	(128)	98
Accretion expense	74	32
Interest expense convertible debt	150	140
Other financing costs	4	4
Loss (gain) on revaluation of warrant liabilities	(178)	-
Gain (loss) on revaluation of derivatives liabilities	(295)	585
Loss on conversion of convertible debentures	-	10
Loss (gain) on extinguishment/repayment of convertible debentures	(174)	386
Net expenses (income)	(437)	1,421
Net comprehensive loss (income)	(437)	(1,421)
Loss (income) per share	0.00	0.00

Q1 Fiscal 2025 Compared to Q1 Fiscal 2024

a) Administration costs were $29,540 in 2025 versus $30,576 in 2024.  These costs include rent and occupancy costs; office insurance costs, investor relations, listings and filing fees and other general and administrative expenses.

b) Professional and other fees and salaries costs were $71,346 in 2025 versus $117,236 in 2024. The components of these total costs include legal and audit related expenses, 3rd party consulting fees and staff salaries and benefits.

The CFO received $9,283 of management fees in 2025 (2024: $12,000). The CEO of the Company received $15,615 of compensation in 2025 (2024: $17,658).

c) Travel and entertainment expenses were $4,790 in 2025 (2024: $6,576).

d) Stock-based compensation was $nil in 2025 (2024: $6,517 calculated using the Black Scholes option-pricing model).

e) Interest expense was $149,710 in 2025 versus $140,408 in 2024.  This represents the actual interest expense obligations incurred by the Company based on the stated interest rates on the convertible debenture notes.

f) Amortization expense was $3,858 in 2025 versus $4,150 in 2024, relating to Capital Assets.

g) Financing costs were $4,457 in 2025 versus $3,715 in 2024.  These expenses relate to costs associated with the convertible debenture financings which the Company completed.

h) The gain on foreign exchange reported in 2025 was $114,554 versus a loss of $79,179 in 2024.  This included the exchange relating to the translation of $CDN denominated transactions during the year and to Canadian denominated assets and liabilities at fiscal quarter and year ends.  It also included the foreign exchange relating to the initiation, renewal, conversion, and repayment of convertible debentures transactions during the fiscal years.  The Canadian dollar, relative to the US dollar was $0.7550 at January 31, 2024, $0.7180 at October 31, 2024, and $0.6876 at January 31, 2025.

i) The other expenses reported relate to the convertible debentures. These expenses are all non-cash expenses and compare as follows:

For the 3 months ended January 31	2025	2024	Change
Accretion expense	$73,880	$31,637	$42,243
Loss (gain) on revaluation of warrant liabilities	(177,668)	-	(177,668)
Loss on conversion of convertible debentures	-	10,345	(10,345)
Loss (gain) on revaluation of derivative liabilities	(295,618)	584,900	(880,518)
Loss (gain) on extinguishment/repayment of convertible debentures	(173,717)	386,125	(559,842)
Net expense (income)	$(573,123)	$1,013,007	$(1,586,130)

C. Unaudited Quarterly Financial Information - Summary

Three months ended (unaudited)	Revenues	Expenses	Income (loss) in period	Loss per share
	$	$	$	$
January 31, 2025	-	(437,452)	437,452	-
October 31, 2024	-	2,517,964	(2,517,964)	-
July 31, 2024	-	570,496	(570,496)	-
April 30, 2024	-	(1,446,174)	1,446,174	0.01
January 31, 2024	-	1,420,512	(1,420,512)	-
October 31, 2023	-	(1,271,082)	1,271,082	-
July 31, 2023	-	(149,612)	149,612	-
April 30, 2023	-	3,896,034	(3,896,034)	0.01

Three months ended (unaudited)	Working capital (deficiency)	Capital assets at NBV	Total Assets	Shareholders' equity (deficit)
January 31, 2025	(5,928,525)	11,000	319,159	(5,960,940)
October 31, 2024	(6,693,448)	15,272	282,713	(6,722,982)
July 31, 2024	(4,532,200)	19,720	186,845	(4,540,961)
April 30, 2024	(4,426,287)	24,359	133,392	(4,432,080)
January 31, 2024	(6,100,773)	28,393	144,827	(6,001,984)
October 31, 2023	(4,818,699)	32,767	168,350	(4,841,204)
July 31, 2023	(6,148,332)	36,331	240,608	(6,174,904)
April 30, 2023	(6,847,503)	39,466	309,695	(6,873,535)

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JANUARY 31, 2025 PREPARED AS OF MARCH 26, 2025.

5.  RISKS AND UNCERTAINTIES

There are a number of risks which may individually or in aggregate affect the long-term commercial success of the Company, both known and unknown. An investment in the Company should be considered speculative due to the nature of the Company's activities and its current stage of development.

Stage of Development of Technology:

The Company has made strides in advancing its technology and in developing a product portfolio and in engaging customers in joint development projects. There remains the risk that the Company must successfully complete development work on these products to have available commercially viable products which can be licensed or sold.

Customers' Willingness to Purchase:

We have previously entered into joint development agreements whereby our prototype products are subjected to rigorous testing by our partners. We expect to be successful in commercializing our product portfolio. If we are successful in doing so, our partners will then have to decide the extent to which they will adopt our technology for future use for their applications. The future revenue streams for the Company are dependent upon the rate of adoption by our customers and their willingness to do so.

Financing:

The Company has successfully raised funding each year to continue to support its development initiatives and fund the Company's corporate structure and overheads. The Company must continue to source financing in order to continue to support its business initiatives.

Competitors:

The Company is subject to competition from other entities that may have greater financial resources and more in-house technical expertise.

Management Structure:

The Company is highly dependent on the services of a small number of senior management team members. If one of these individuals was unavailable, the Company could encounter a difficult transition process.

Foreign Currency Exposure:

The Company expects to sell its products and license technologies in the United States, in Canada and abroad. It has raised financing in both $CDN and $USD. The Company has not hedged its foreign currency exposure.  Foreign currency fluctuations present an ongoing risk to the business.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JANUARY 31, 2025 PREPARED AS OF MARCH 26, 2025.

6.  GOING CONCERN

The consolidated financial statements have been prepared on a "going concern" basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast significant doubt about the Company's ability to continue as a going concern for a reasonable period of time in future.  In the quarter ending January 31, 2025, the Company reported a net income and comprehensive income of $437,452 (2024: loss of $1,420,512) and negative cash flow from operations of $219,260 and (2024: $(230,361)).  The Company's working capital deficiency as at January 31, 2025, is $5,927,525 (2024: $5,995,773).

The Company's future success depends on the profitable commercialization of its proprietary sensor technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company's planned operations through fiscal 2025 and beyond; however, the ability of the Company to continue as a going concern is dependent on its ability to secure additional financing and/or to profitably commercialize its technology. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

If the "going concern" assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used; in such cases, these adjustments would be material.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
OR THE THREE MONTHS ENDED JANUARY 31, 2025 PREPARED AS OF MARCH 26, 2025.

7.  OTHER MATTERS

(a) Critical Accounting Policies

The accounting policies the Company believes are critical to the financial reporting process include foreign currency translation, financial instruments, convertible debentures and derivative liabilities, convertible debentures, fair value, property and equipment, impairment of long-lived assets, patents, deferred development costs, lease, stock-based compensation, and income taxes.  These critical accounting policies are set forth in Note 3 to our consolidated financial statements as of January 31, 2025.

(b) Legal  matters: lawsuit vs Steven Van Fleet

We have previously reported on the litigation matter relating to Mr. Van Fleet, the former President of MAST, which commenced in 2018.

In 2021, the court ultimately dismissed all of Mr. Van Fleet's claims, found that he was liable to Micromem and MAST on their counterclaims and ordered an inquest to determine damages. The inquest was held between June 3 - 7, 2021.

On June 16th, 2021, the court ordered that Micromem and MAST had established damages of $765,580, the full amount that had been requested. Additionally, the court awarded costs and statutory prejudgement interest from May 9, 2017. On June 29th, 2021, the court entered  a judgement ("Judgement") in favor of Micromem and MAST and against Mr. Van Fleet in the  amount  of $1,051,740.

With respect to the Company's efforts to collect on that Judgement, a settlement ("Settlement") was reached during October 2021.  Pursuant to the Settlement, the Company received an initial one-time payment and is entitled to additional monthly payments over a period of up to six years. To date, Mr. Van Fleet has complied with the terms of the Settlement.  The Company will record those payments as and when they are received. The total amount to be received by the Company if Mr. Van Fleet makes all the required payments under the terms of the Settlement will be less than the amount of the Judgement obtained by the Company, but if Mr. Van Fleet does not comply with the terms of the Settlement, it also provides the Company a means of enforcing a larger judgement against Mr. Van Fleet that is substantially in line with the Judgement.

(c) Legal Matter

On November 1, 2023, a former employee (the "Plaintiff") filed a statement of claim against the Company relating to employment termination without reasonable notice. The Company filed a statement of defence and counterclaim on November 29, 2023, denying all liability to the former employee, and an amended statement of defence and counterclaim on February 10, 2025.

Discoveries with legal counsel were completed in August 2024.  Mediation proceedings were completed in October 2024 and did not result in a resolution.  On February 27, 2025 a trial record was served by the Plaintiff.

No provision has been recorded in these consolidated financial statements as the Company continues to consider the claims of the former employee to be without merit.

(d) Contingencies and Commitments

The Company may be subject to litigation, claims and governmental and regulatory proceedings arising in the ordinary course of business.  In such cases, the Company accrues a loss contingency for these matters when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. There are no such accruals reflected in the Company's accounts at January 31, 2025.

The Company signed a lease from August 1, 2022, to July 31, 2025.  The lease stipulates base monthly and additional rental expense of $3,943 CDN.  Lease commitments are as follows - commitments less than one year of $23,658 CDN; 1 year to 5 years: $nil.

(e) Off-Balance Sheet Arrangements

At January 31, 2025, the Company has no off-balance sheet financial commitments and does not anticipate entering into any contracts of such nature other than the addition of new operating leases for equipment and premises as may be required in the normal course of business.

(f) Share Capital

At January 31, 2025, the Company reports 584,366,086 common shares outstanding (2024: 516,549,264). The Company has 8,750,000 stock options outstanding with a weighted average exercise price of $0.06 per share (2024: 9,750,000 options outstanding with a weighted average exercise price of $0.06 per share).  Additionally, the Company has 247,000 warrants outstanding with a weighted average exercise price of $0.048 per warrant.

(f) Management and Board of Directors

At our most recent Annual Meeting of Shareholders held on April 22, 2024, Joseph Fuda, Oliver Nepomuceno, and Alex Dey were re-elected to serve on our Board of Directors. Joseph Fuda and Dan Amadori continue to serve as officers of the Company.

Our management team and directors, along with their Q1 2025 remuneration, is presented as below:

	Q1 2025 remuneration
Individual	Position	Cash	Options	Total
Joseph Fuda	President, Director	15,615	-	15,615
Oliver Nepomuceno	Director	-	-	-
Alex Dey	Director	-	-	-
Dan Amadori	CFO	9,283	-	9,283
Total		24,898	-	24,898

(g) Transactions with Related Parties

The Company reports the following related party transactions:

Key management compensation:

Key management personnel are persons responsible for planning, directing and controlling activities of the Company, including several employees, officers and directors. Compensation paid or payable to these individuals (or companies controlled by such individuals) is summarized as:

	2025	2024
Professional, other fees and salaries	$71,346	$117,336
Stock based compensation	-	6,517
	$71,346	$123,853

(h) Liquidity and Capital Resources

Liquidity:

We currently report negative cash flow from operations. This result will only change once we are generating sufficient revenue from either license fees, royalties or the sale of products utilizing our technology. In 2024 and subsequent to the end of the fiscal year, the Company continued to raise additional financing.

We currently have no lines of credit in place. We must continue to obtain financing from investors or from clients in support of our development projects.

We have granted to our directors, officers, and employee's options to purchase shares at prices that are at or above market price on the date of grant. At January 31, 2025 there are 8,750,000  options outstanding at a weighted average exercise price of $0.06 per share.

Capital Resources:   We have no commitments for capital expenditures as of January 31, 2025.

8.  SUBSEQUENT EVENTS

Subsequent to January 31, 2025:

(a) The Company secured one private placement with an investor consisting of common shares and warrants pursuant to prospectuses and registrations set forth in applicable securities law. It realized net proceeds of $125,000 ($179,075 CAD) and issued a total of 2,595,290 common shares.

(b) The Company secured $82,500 ($118,300 CAD) in convertible debentures with a 12-month term and conversion features which become effective six months after initiation date.

(c) The Company converted $101,250 ($145,180 CAD) of convertible debentures through the issuance of 3,013,393 common shares.

(d) The Company issued 9,803,739 common shares upon an exercise of warrants realizing net proceeds of $338,327 ($490,187 CAD)

(e) The Company extended convertible debentures that were within 3 months of maturity date at January 31, 2025 for an additional three (3) to six (6) months.